

NOVA MINERALS

Sustainability Report 2025

www.novaminerals.com.au

Estelle Project

Gold | **Antimony** | **Critical Minerals**

- **514 km²** of State of Alaska claims
- **35 km** long mineralized corridor
- Infrastructure solutions and team to deliver
- **20 +** other prospects advancing
- High grade antimony surface results up to **60.5% s/b**
- World class drilling – RPM-005 **132 m @ 10.1 g/t Au**
- Pit constrained S-K 1300 resource of **5,200,000 oz Au**
- Global JORC resource of **9,900,000 oz Au** @ 0.3 g/t Au



LEGEND
Producing mine
Project in permitting
Advanced exploration project
Red Dog Mine
Upper Kobuk Project
Fort Knox Mine
Livengood Project
Golden Summit Project
CANADA
ALASKA
Graphite Creek Project
Usibelli Coal Mine
Pogo Mine
Tintina Fault
Estelle Project Gold & Antimony
NOVA MINERALS
Tintina Gold Province >220Moz Au
Donlin Creek Project
Whistler Project
Casino Project
Anchorage
Denali Fault
Pebble Project
Kensington Mine
Greens Creek Mine

Concurrently developing a tier one gold asset and securing U.S. domestic antimony supply



SOLOY
N589SH

Contents

NOVA MINERALS

This Sustainability Report was compiled with assistance from Axiom Environmental, an Alaskan company.

Reporting Boundaries

This Sustainability Report, approved for release by the Executive Directors, covers the period from 1 July 2024 to 30 June 2025 (FY25). The report forms part of our annual corporate reporting suite. It offers an account of our interaction with our stakeholders and complements Nova's Annual Report. The currency used throughout this report is Australian Dollars (A$) unless otherwise stated.

Nova's CEO On Sustainability

Nova Minerals remains committed to responsible environmental stewardship as we advance exploration and development of the Estelle Gold and Critical Minerals Project in Alaska. We have defined almost 10 million ounces of gold to date, and our mission to secure a supply of critical minerals for the U.S. could not be timelier. With China cutting supplies to the U.S., domestic production of key resources like antimony and other important elements existing in elevated concentrations on our claims is more important than ever.

In 2025, we advanced our environmental work to reduce or eliminate impacts in support of future permitting. We performed wetland mapping and aquatic site assessments, conducted cultural resource analyses, and performed bald and golden eagle nest surveys. Much of this work was performed by Knik Tribe, exemplifying our commitment to collaboration with Alaska Native entities and incorporating traditional knowledge from tribes into our planning. This summer, Nova operated four drill rigs to further define mineral resources at Estelle, including at deposits known as Korbel, RPM, and Stibium. This work is a central part of our exploration across the 35-kilometer Estelle Gold Trend, located within Alaska's prolific Tintina Gold Belt. With over 20 gold prospects identified — six of which also contain significant antimony mineralization — Estelle represents a unique opportunity to develop large resources vital to our national defense and clean energy technologies.

We are fortunate to have strong local, state, and international support. Alaska Governor Mike Dunleavy recently reaffirmed his commitment to our project, recognizing the strategic alignment between Estelle's expansive resource base and the state's infrastructure development plans. A site visit by U.S. Senator Lisa Murkowski in August 2025 displayed the importance of Alaska's resources to the country. A visit by Australian Consular-General, Tanya Bennett, also highlighted Estelle as a model for deepening collaboration between Australia and the United States in critical minerals development. The Nova Minerals Board of Directors traveled to Alaska to meet with the offices of Alaska's full Congressional Delegation, including State Directors for U.S. Senator Murkowski, U.S. Senator Dan Sullivan, and U.S. Representative Nick Begich. A warm reception was also provided by local officials, including State Rep. Kevin McCabe, State Sen. Mike Shower, and Matsu Borough Mayor Edna DeVries, each of which expressed their support for the project. Advocacy at the federal, state, and local levels are all key to the success of our project.

Nova Minerals will continue to operate with transparency, care, and respect for the environment and local communities. As we work to develop one of North America's premier gold and critical mineral assets, we are proud to lead by example in setting a new standard for responsible exploration.

Sincerely,

Christopher Gerteisen
CEO, Nova Minerals Limited


SEAL OF THE STATE
Alaska Governor Mike Dunleavy stands with Nova Mineral's CEO Christopher Gerteisen

Critical Minerals – A Better Future for Alaska, our Nation, and our Planet

Energy Department Announces Actions to Secure American Critical Minerals and Materials Supply Chain

The U.S. Department of Energy plans to issue nearly $1 billion in funding to boost domestic mining, processing, and manufacturing of critical minerals essential for energy, defense, and industry. Key initiatives include support for rare earth refining and mineral recovery. The effort aims to strengthen U.S. supply chains, reduce foreign dependence, and enhance national energy and economic security.

Nova Minerals Commences Inaugural Drilling at Stibium Antimony-Gold Prospect

Nova Minerals has launched its first-ever drilling campaign at the Stibium Prospect, marking a significant milestone in the company's strategy to advance its Tier-1 gold and antimony assets within the broader Estelle Project.

This initial program aims to establish a maiden Mineral Resource Estimate for both gold and antimony at Stibium by the end of the year.



Nova Minerals hosts Department of Defense Visit to Alaska 2025

Nova Minerals recently hosted a Department of Defense (DoD) visit to its Estelle Project in Alaska, showcasing the project's progress and receiving strong support from Alaska's Congressional Delegation, state and local leaders, and Tribal organizations. Nova is in discussions with the federal government about its potential to accelerate production of critical minerals for the country. With nearly 10 million ounces of gold defined to date and significant antimony prospects, the Estelle project positions Nova Minerals to serve as a key potential contributor to U.S. mineral security.

Nova Minerals Provided a Live Webinar from the Estelle Project Site

Nova Minerals CEO Christopher Gerteisen, and Head of Exploration Hans Hoffman provided a live webinar from the Estelle project site.

The webinar allowed viewers to see Nova's Estelle operations like never before and included a tour and immersive experience of life out at the Estelle camp, Nova's current drilling operations, and information of Nova's exploration processes.

The webinar which can be viewed at the link below, includes drone footage from camp, and the RPM, Korbel, and Stibium drill sites.

Link to Nova live webinar is here


NOVA MINERALS
00:01
NASDAQ: NVA — ASX: NVA
novaminerals.com.au
REDCHIP



President Donald Trump Signs Three Executive Orders to Expedite Domestic Critical Minerals Production and Stimulate Natural Resource Development in Alaska!

Executive Order 14241:

Immediate Measures To Increase American Mineral Production

Purpose:

The United States possesses vast mineral resources that can create jobs, fuel prosperity, and significantly reduce our reliance on foreign nations. Transportation, infrastructure, defense capabilities, and the next generation of technology rely upon a secure, predictable, and affordable supply of minerals. The United States was once the world's largest producer of lucrative minerals, but overbearing Federal regulation has eroded our Nation's mineral production. Our national and economic security are now acutely threatened by our reliance upon hostile foreign powers' mineral production. It is imperative for our national security that the United States take immediate action to facilitate domestic mineral production to the maximum possible extent.

Executive Order 14156:

Declaring a National Energy Emergency

Purpose:

The energy and critical minerals ("energy") identification, leasing, development, production, transportation, refining, and generation capacity of the United States are all far too inadequate to meet our Nation's needs. We need a reliable, diversified, and affordable supply of energy to drive our Nation's manufacturing, transportation, agriculture, and defense industries, and to sustain the basics of modern life and military preparedness. Caused by the harmful and shortsighted policies of the previous administration, our Nation's inadequate energy supply and infrastructure causes and makes worse the high energy prices that devastate Americans, particularly those living on low- and fixed-incomes.

Executive Order 14153:

Unleashing Alaska's Extraordinary Resource Potential

Policy:

(a) Fully avail itself of Alaska's vast lands and resources for the benefit of the Nation and the American citizens who call Alaska home;

(b) Efficiently and effectively maximize the development and production of the natural resources located on both Federal and State lands within Alaska;

(c) Expedite the permitting and leasing of energy and natural resource projects in Alaska; and allied nations within the Pacific region.

NOVA MINERALS

About Nova

"Nova Minerals commits to being a responsible resource development company that values sustainability, local economy and aggressive growth"

- Chris Gerteisen CEO, Nova Minerals, Ltd

Nova Minerals Limited is a minerals exploration and development company based in Australia. We are listed on the Australian Stock Exchange (ASX: NVA), the U.S. NASDAQ exchange (NASDAQ: NVA), and the Boerse Frankfurt (FRA: QM3).

Nova is focused on gold, antimony, and critical minerals projects in North America, with our flagship project being the Estelle Gold and Critical Minerals Project in Alaska, located just over 100 miles northwest of Anchorage in the Tintina gold belt.

This report focuses on our environmental, social and governance (ESG) performance at our flagship Alaskan operations.

Contribution To A Low-Carbon Future

Nova's diverse portfolio of base and precious metals gives our shareholders exposure to high-value, high-growth commodities that will be increasingly valued and in demand as the global transition to net zero emissions gathers pace.

Gold: Gold, commonly known for its use in jewellery, coins, and investments, also plays a crucial role in various industries due to its high electrical conductivity, ease of manipulation, and resistance to tarnishing. It is extensively used in electronics, with applications in smartphones, computers, tablets, televisions, gaming consoles, digital cameras, wearable devices, audio equipment, GPS devices, and medical devices like pacemakers and hearing aids. Gold's superior electrical properties and biocompatibility make it ideal for reliable, long-lasting connections in these products. Additionally, gold is increasingly used in electric vehicle (EV) batteries, where its conductivity and non-reactivity help ensure efficient, long-term performance.

Antimony: Antimony, a critical mineral often overlooked, is highly valued for its properties such as heat and flame resistance, anti-corrosion, and its ability to strengthen materials and metals. It plays a vital role in both civil and defense applications, and the global antimony market is expected to reach $4.5 billion by 2032, growing at a 4% annual rate. Despite its importance, the U.S. lacks a domestic supply chain for antimony, which is listed as critical for national security. Currently, 99% of the world's antimony supply comes from just seven countries, with China producing 54% and recently banning exports of this strategic mineral to the U.S.

Nova's Vision

Nova combines a passion for exploration, the spirit of entrepreneurship and a relentless focus on growth to create long-term value for our shareholders and stakeholders.

Our vision is to:

Develop Estelle to become a world-class, tier-one, global gold producer, and to help secure a U.S domestic supply chain for the strategic mineral antimony, from mining to a refined product.

Nova's Values

Nova's values include:

- Integrity
- Excellence
- Respect
- Openness and Accountability

Nova's Culture

Nova's culture embraces exploration, an entrepreneurial spirit, a strong governance and a commitment to growth.


RUEN
DRILLING
INCORPORATED

Investing in Our Local Communities

Skwentna Fly-in Sponsor

Nova Minerals again supported the annual Skwentna Fly-in event in June 2025 that featured Alaska pilots and aviation businesses.

Jordan Lake Park Project

Nova Minerals donated $2,000 to improve Jordan Lake Park in Big Lake, which will fund development of the land for future playgrounds and gardens.



2025 Iron Dog Sponsor

Nova Minerals supported the 2025 Iron Dog by providing fuel and a winter practice base at the Skwentna and Estelle Gold Camp checkpoints. As a prize sponsor, Nova awarded one gold ounce to the fastest team with a rookie driver between those checkpoints.

Camp Iron Sights Donor

Nova Minerals supported Camp Iron Sights at its annual Gala in Anchorage. The camp, held each summer at Rainy Pass Lodge, helps young men experiencing family hardships to focus on personal growth and healing.

Supporting the Skwentna Community

Nova Minerals invested into Skwentna community projects and events and assisted with several infrastructure upgrades.

Support for Local Infrastructure

Nova Minerals provided several Letters of Support for local infrastructure projects in Alaska, including:

1. Port MacKenzie infrastructure upgrades. The MSB received letters of support from Nova to include in its grant applications for the construction of a new barge haul-out ramp and the acquisition of new equipment to support critical cargo handling needs for the port (e.g., a wheeled loader with forks, a rough terrain forklift, and a skid steer);



2. Completion of the Port MacKenzie Rail Extension via State House Join Resolution No. 14 (HJR014) and additional support for a community-focused approach to future rail expansion by the Alaska Railroad. Further, Nova provided the Alaska Railroad Corporation with a letter of support for its FY 2025 CRISI grant application that would help complete a 32-mile rail spur connecting the Seward-Fairbanks mainline near Houston to Port MacKenzie, a deep-water port capable of accommodating the world's largest ships.

3. Support for University of Alaska Fairbanks CORE-CM research group and a University of Alaska Anchorage graduate student conducting research at the Estelle Project;

4. Support for the University of Alaska Anchorage's grant application for a microRaman spectrometer, a tool that enables non-destructive analysis of fluid inclusions in hydrothermal systems—key for mineral exploration. This technology directly supports Nova's work in Alaska and strengthens public-private partnerships between the university and industry; and

5. Encouraging investment in critical Arctic infrastructure development.

Map Of Nova's Operations

- 80 person fully winterized camp
- Onsite sample processing facility
- 4,000 foot all season airstrip which can facilitate large capacity DC3 aircraft


Anchorage
Anchorage International Airport
Willow Airstrip
Port MacKenzie
Proposed West Susitna Access Road (All weather road)
Winter Trail
Proposed Gas Pipeline (Donlin Creek)
Beluga Power Plant (Electricity source)
Flatlands Coal (Potential Power Plant)
Whiskey Bravo Airstrip & Camp
Estelle Gold & Critical Project

Nova's Sustainability Ecosystem

Nova recognizes that ESG factors are of growing importance to our shareholders and stakeholders and that there is a need to detail our performance in these areas in a timely and relevant manner. In publishing this Sustainability Report, we welcome the chance to outline our management of ESG risks and opportunities and the steps we are taking to build upon these as our operations grow and develop.


NOVA MINERALS
Board of Directors
Sustainability Policies
Sustainability Commitment
Statement of Values
Code of Conduct
Risk Management Policy
Diversity Policy
Communications & Disclosure Policy
Anti-Bribery & Corruption Policy
Whistle Blower Policy
Securities Trading Policy

U.S. Senator Lisa Murkowski's Visit Shines Spotlight on the Need for Domestic Minerals

Estelle independently identified as one of nine projects globally, and one of two in the U.S, with near term antimony





Senator Lisa Murkowski's 2025 visit highlighted the Estelle project's strategic significance in potentially bolstering U.S. domestic mineral production and securing critical supply chains for essentially commodities like antimony and gold. This support helps position Nova Minerals as a key player in the future of America's resource independence. The Senator's visit underscored broader U.S. Federal support, as demonstrated through recent presidential executive orders to revitalize US domestic rare earth and critical minerals production and reduce reliance on foreign imports.

"A Strategic Priority for America's Mineral Security"

During a recent visit to Estelle Project, Senator Murkowski saw the scope and potential of Nova's operation. Her presence at the site appeared to reflect the growing federal recognition of Alaska's potential in bolstering America's mineral independence and supporting strategic projects that directly contribute to national and economic security.

Senator Murkowski recently addressed the urgent need for US mineral security, stating **"Our lack of mineral security is our nation's Achilles' heel - a vulnerability that leaves us at the mercy of politically unstable and often adversarial nations for the basic building blocks of modern society. We import a wide variety of minerals from those nations instead of producing minerals here at home, and we do it despite the potentially catastrophic threats that creates for our security, economy, and competitiveness. China knows this. Russia knows this. But importantly so do President Trump and his team. I appreciate their recognition of this major vulnerability in their immediate steps to tackle it."**

An RFC Ambrian Report recently identified Estelle as one of two U.S. projects with near-term antimony production capability. Growing interest from both the US Department of Defense and the Australian government underscores momentum far beyond routine exploration.


Estelle
Trail
Thompson Falls
Stibnite
Belledune
Beaver Brook
Madero
Los Juarez
Demajagua
Bolivia
various
Caracota
Hoboken
Beerse
Chauny
Zajaca
Turkey
various
Karaağaç
Turhal
Ust-Kamenogorsk
Kadamzhay
Shah-Kon
Anzob
Olimpiada
Udereyskoe
Novoangarsky
Sentachen
Sarylakh
China
numerous
Chenzou
Banpo
Banxi
Xikuangshan
Zhaxikang
Tongkeng-Changpo
Muli
Uttarakhand
Myanmar
various
Bang Pakong
SPMP
Consolidated
Murchison
Hillgrove
Nagambie
Costerfield
Antimony
Existing mines
Projects
Closed mines
Toll/by-product smelter
Closed smelter
NB. Some mines also
operate smelters.

Sustainable Development Goals (SDGs)

The United Nations Sustainable Development Goals (SDGs) promote action in areas that are critical to ending poverty, protecting the environment and improving the prosperity of all people through economic, social and technological progress.

Nova recognizes the importance of playing our part in helping achieve the SDGs by their target date of 2030. Of the 17 SDGs, we have identified the following six, below, that most closely align with our strategy, operational geography and focus.

In targeting our impact on these SDGs, Nova aims to deliver sustained, shared valued for our stakeholders and shareholders through responsible sustainability practices. To achieve this, we have put in place a number of governance measures and systems across our organization. These are detailed in this report.

As our company grows, we will expand our commitment in these areas with appropriate targets and measure against these targets to ensure they form an integral part of our approach and overall business strategy.


NOVA
MINERALS
SUSTAINABLE
DEVELOPMENT
GOALS


3 GOOD HEALTH AND WELL-BEING
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
14 LIFE BELOW WATER



Our Stakeholders

Nova recognizes that high quality stakeholder relationships are the key to creating positive impacts throughout all our sustainability initiatives. Trusting reciprocal relationships are the foundation for social license to operate and promote cooperation towards obtaining shared value, reducing undesired costs, and improving reputation.

Our primary stakeholders include:


Contractors and Suppliers
Alaska Native Tribes and Corporations
Local Communities and Businesses
Shareholders
Government and Regulators
Employees
NOVA MINERALS
Non-Governmental Organizations (NGOs)

Material Topics & ESG

Nova's Sustainability Report focuses on the following social, environmental and governance topics that have been identified as being material to our stakeholders and business. Nova previously applied a materiality process inspired by GRI Standards to inform the scope and level of disclosures identified in this Report. Material topics have been selected by considering feedback from stakeholders, Nova leaders, subject matter experts and an examination of industry benchmarks. Topics were then evaluated to ensure they were aligned to business and stakeholder priorities.

Our current Material Topics include:


ESG
ENVIRONMENT
SOCIAL
GOVERNANCE

Environment

- Water Quality
- Ecology
- Reclamation
- GHG and Emissions
- Air Quality and Dust

Social

- Economic Performance
- Health and Safety
- Employment
- Diversity and Inclusion
- Cultural Heritage
- Local Hire
- Supporting Subsistence
- Public Access
- Investing in Local Communities

Governance

- Supply Chain
- Data Security
- Business Ethics & Governance

Governance

"Nova is committed to the Corporate Governance Principles recommended by the ASX and NASDAQ and aims to ensure that shareholder interests are protected through good governance practices in daily operations"

- Chris Gerteisen, CEO, Nova Minerals, Ltd.

Corporate Governance

Nova recognizes that our success as a company, both in the public markets and in nearby communities, is contingent upon our reputation for sound corporate governance and ethical business practices. Nova's leadership has built a strong reputation for upholding the highest governance standards.

Where a recommendation has not been followed for any part of the reporting period, we state the reasons for this in our Corporate Governance Statement and Appendix 4G, together with any alternative governance practices adopted.

Nova adheres to the governance practices and disclosures set out in the ASX Corporate Governance Council Principles and Recommendations. To meet our commitments in these areas, we prepare an annual Corporate Governance Plan, a Corporate Governance Statement and a series of sustainability commitments, each of which are approved our Board.


Board of Directors
Audit and Risk Committee
CEO
Exploration
Finance & Business Development
Corporate

The Nova Board oversees sustainability strategy, measures performance, and considers sustainability risks and opportunities. Day-to-day oversight of sustainability operations and administration is the responsibility of our CEO, who in turn delegates specific responsibilities to the senior management team.

Charters, Policies And Procedures

Nova has implemented a number of charters, policies and procedures to support our commitment to conducting our business ethically and in a way that is open and accountable to our shareholders and the marketplace. Nova's Corporate Governance Plan is available on the Nova website.

Policies	Board / Committee	Executive / Manager
Statement of Values	Board	CEO
Code of Conduct	Board	CEO
Risk Management Policy	Audit and Risk Committee	CEO
Diversity Policy	Board	CEO
Communications and Disclosure Policy	Board	Company Secretary
Anti-bribery and Corruption Policy	Board	CEO
Whistleblower Policy	Board	CEO
Securities Trading Policy	Board	Company Secretary

Nova is committed to ensuring that our flagship operations in Alaska adhere to country-specific ESG and health and safety principals, as outlined in the following pages on our website:

- •Sustainability
- •Supporting Alaska
- •Community Support
- •Environmental Responsibility
- •Health and safety

Supply Chain

Contractors and suppliers are a critical part of our business and are relied upon to ensure that we deliver on our strategy. Supply chain partners are expected to adhere to the same high standards of ethical and responsible behaviors as Nova employees. The supply chain at Nova includes but is not limited to:


Exploration
Drilling and assay
Metallurgical and cchemical
Mine study service providers
Permitting
Support
Engineering
Feasibility study service providers
Laboratories
Accommodation
Corporate and Administration
Finance
Communications
Logisitics



Environmental Considerations

"Operating in Alaska, we are incredibly conscious of the natural environment. We are committed to minimizing impacts through all areas of our business"

- Chris Gerteisen, CEO, Nova Minerals, Ltd

Nova applies a values-based approach to environmental sustainability. Our ultimate objective is to deliver responsible environmental, social and governance practices that lead to the creation of economic returns for our shareholders and shared value for all our stakeholders.

We take our environmental responsibilities seriously and are committed to achieving excellence in environmental management by understanding the sensitivities of our operations. We aim to reduce the impacts of our operations to as low as reasonably practicable.

At our flagship Alaskan operations, we are committed to following the highest standards for protection of the surrounding environmental and natural resources. We pledge to meet or exceed all Federal, State and local regulatory environmental requirements.

Nova is focused on meeting rigorous environmental standards and governing frameworks to ensure that responsible practices are followed across all our operations. To achieve our objectives, we commit to:

- Implementing practices and systems that contribute positively to the environment in a sustained manner;
- Responsibly managing our operations to minimize adverse environmental impacts, in line with our statutory obligations and community expectations (our social license to operate);
- Instilling positive environmental awareness through educating our employees, contractors and stakeholders;
- Promoting the efficient use of energy, water and other resources and minimizing waste; and
- Regularly monitoring, reviewing and improving our environmental performance.

Water Management

At our Alaskan operations, we have put policies in place to ensure all regulatory water quality and treatment requirements are met or exceeded. A hydrology and water quality monitoring program has been established that will enable the project to avoid any negative impacts to water resources:

- We are undertaking a hydrologic study of the project area that includes several years of flow measurements of all significant water bodies proximal to the project area, along with groundwater measurements to determine water inflow rates into the mine pit and associated facilities. These measurements will be critical for developing the mine's water balance and to understanding water consumption and discharge during operation.
- Surface water and groundwater quality sampling protocols have been initiated to ensure appropriate samples are taken to properly characterize water quality throughout seasonal variations. This baseline characterization of water quality will be necessary to demonstrate that the project can meet or exceed state water quality standards.

Nova complies with all laws regarding water quality at our Alaskan operations. All discharges, including drilling muds and fluids, are disposed of in accordance with state permit stipulations. We continue to meet or exceed all water quality requirements, as we appropriately characterize the hydrologic environment.

To comply with regulations, our baseline environmental studies will include hydrologic studies and identification of fish in receiving waters. The hydrologic studies are likely to require Whole Effluent Toxicity testing in the receiving waters and above the mine-site to establish a background toxicity of the receiving waters. Water quality will be regulated by the Alaska Department of Conservation (ADEC) during the operational period.

Nova has undertaken or will undertake the following ecological studies at our Alaskan operations to map biodiversity at our Estelle Project:

- Detailed wetlands mapping
- Fisheries studies
- Surface and groundwater quality and quantity studies
- Air quality studies
- Wildlife studies

To date, our studies have not yet identified any areas of high biodiversity value. If such areas are identified, then additional data collection activities will be undertaken at these locations and our approach adjusted accordingly.

Wetlands

We are undertaking a study of all wetlands in the project area as part of our application for a wetlands fill permit from the US Army Corps of Engineers (USACE) under Section 404 of the Clean Water Act. The Alaska Department of Environmental Conservation must certify that the Corps permit meets state water quality standards.

Although our Estelle Project may not be located in a particularly sensitive area for wildlife, the impact of the project on wildlife may be an important issue because of the area's use by recreational and commercial hunters. The project will evaluate the area's wildlife resources and will design and operate the project in a manner that minimizes or eliminates impacts to wildlife.

Endangered Species

Our Alaskan operations will comply with all laws and regulations which protect endangered species. The US Fish and Wildlife Service (USFWS), under authority of the US Federal Bald Eagle Protection Act, will require identification of eagle nest, roost and perch trees. This legislation should not have a significant impact on our operations because our mine site lies above the tree line.

Under authority of various migratory bird treaties, the USFWS may advise Federal agencies to condition their permits to ensure that a project is consistent with various treaties concerning migratory birds. Avian surveys may be necessary to identify the extent of use by relevant bird species.

Finally, the USFWS has authority over certain threatened and endangered species. The project will collect baseline information to identify whether any threatened or endangered species occur in the project area. These consultations occur as a part of the Federal environmental analysis process.

Fish Management

At our Alaskan operations, Nova is required to obtain authorizations from the Alaska Department of Fish and Game (ADFG) for any activities in fish bearing waters. ADFG's Habitat Section issues fish habitat and fish passage permits. A fish habitat permit is required to maintain habitat for anadromous fish.

For our Estelle Project, Nova will need to understand the fisheries' resources across our project area, and will collect robust and defensible baseline data on this resource. A detailed aquatic resources study will need to document the presence or absence of salmon downstream of the project, and for what life stage (spawning, rearing, overwintering). The project should be designed to minimize or avoid construction or other disturbance in these waters, and water treatment systems will need to be protective of salmon and other species.

Reclamation

Nova commits to managing our mines sites through each phase of development to ensure the protection of environmental and biological resources, including reclaiming as is necessary.

At our Alaskan operations, we will endeavor to restore lands and habitats disturbed by our mining operations. The Alaska Department of Natural Resources (DNR) has the authority to review operations to ensure that they comply with state law AS 27.19.20: "A mining operation shall be conducted in a manner that prevents unnecessary and undue degradation of land and water resources, and the mining operation shall be reclaimed as contemporaneously as practical with the mining operation to leave the site in a stable condition."

For hard rock mines, implementing DNR's authority under the law typically requires them to review the mine's plan of operations. Law AS 27.19.040 also directs DNR to require a Reclamation Bond.

Waste Management

Waste products generated during our exploration program will be managed appropriately to avoid harm to wildlife or the environment. At Nova's Alaskan operations, our contractor, Alaska Range Resources LLC, will identify and maintain a list of all potential wastes associated with our exploration activities. Solid waste will be stored appropriately until transported to existing borough facilities for disposal. Generation of any potentially hazardous waste will be transported to an approved facility for recycling or disposal.

Climate Change and Emissions

Alaska is one of the areas where impacts from climate change have been the most pronounced. As such, Nova will continue to evaluate opportunities to limit our carbon footprint. Our baseline data collection and analyses on air, dust, water, soils and biological conditions have been planned to account for future changes. Such changes will be incorporated into all aspects of our project design.

Energy Use

Nova will require significant energy to provide power for our mining, processing, and ancillary facilities. During our operations, we will continue to evaluate opportunities to reduce power demand and to use cleaner sources of energy.

Social Considerations

"Nova Minerals aims to uphold the highest corporate, social and environmental standards across our operations and recognizes the importance of building respectful and inclusive relationships with our Alaskan stakeholders and governing organizations. Nova is committed to open communication with the communities in which we operate."

- Chris Gerteisen, CEO, Nova Minerals, Ltd.

Health and Safety

The health and safety of Nova employees, contractors and stakeholders lies at the core of our business. Our primary objectives are to:

- Maintain a culture of integrity and ownership by employees in our business;
- Provide a safe working environment for our workforce and contractors at our locations; and
- Promote the well-being of our employees, contractors and stakeholders by maintaining high standards of health and safety.

Nova is committed to adopting and adhering to best practice health and safety standards, a process that is implemented through our Integrated Management System.

The system aims to identify health and safety hazards at the earliest opportunity and to implement and monitor controls to reduce risk to as low as is reasonably practicable.

Proper health and safety approaches require the right mindsets and behaviors, a result of our strong safety culture. To achieve this, Nova commits to:

- Responsibly managing our operations to create a safe and supportive working environment, in line with our statutory obligations and moral obligations;
- Reducing health and safety hazards to as low a level as is reasonably practicable by providing and maintaining safe workplaces, plant and systems of work;
- Providing training, re-training, information, instruction and supervision of all employees to enable them to perform their duties safely;
- Developing procedures for hazard identification, risk assessment and implementing risk control measures;
- Regularly reviewing systems to identify opportunities for continual improvement.

Yukuskokon Professional Services

Contractors and suppliers are a critical part of our business, particularly on the ground in remote regions of Alaska. One of Nova's primary contractors in Alaska is Yukuskokon Professional Services (YKPS). The YKPS team consists of employees and associates across a wide range of disciplines including geologists, engineers, metallurgists, geophysicists, environmental permitting consultants, experienced drilling and drill support crews, geo-technicians, and rural Alaskan interns and employees.

At our Estelle Project, YKPS has been involved in general camp construction, providing support for drilling, water lines and pump maintenance, expediting, helicopter sling load rigging, drilling pad construction, pad tear down and site reclamation, helicopter landing pad construction and geological mapping.

YKPS is committed to providing a safe working environment for its clients, employees, contractors and subcontractors. All personnel are company-trained to ensure a competent workforce and all are given a safety orientation for the job for which they are hired. YKPS has reported zero lost time injuries (LTIs) for the last ten years.

YUKUSKOKON PROFESSIONAL SERVICES


YUKUSKOKON



Alaskan Employees and Businesses



Supporting >50 local businesses
>$50M
Spent on local procurement
Employment for 100's from local communities

We proudly hire and buy Alaskan

NOVA MINERALS

With its flagship Estelle Gold and Critical Minerals Project located in the heart of Alaska, Nova is proudly first and foremost Alaskan, with our CEO, and the vast majority of our contractors, born and bred in Alaska.

We are committed to creating a safe and environmentally responsible future mining operation that provides opportunities for all Alaskans. As a member of these communities, we strive to offer support through prioritizing local employment and local procurement with our "**Hire & Buy Alaskan**" policy.

Nova will soon be exceeding $60M in initial investment in Alaska, with many direct and indirect benefits to the local Alaskan economy. We have supported over 50 local Alaskan businesses and have employed hundreds of Alaskans from local communities over the course of the project activities to date.

While Nova is currently in the exploration and development phase of our Estelle Gold Project, as the project moves into the construction and operation phases there will be an exponential increase in the number of local jobs and services required.

Local Alaskan Businesses We Procure Supplies From Include:

- SnowCat Services of Alaska (Overland freight/mobilization to site)
- Yukuskokon Professional Services (Camp and drilling support and construction)
- ROTAK Helicopter Services (Air freight/mobilization to site)
- Alaska Custom Containers (Manufactured the camp connex's)
- Alaska Airframes (Manufactured the camp tents)
- Alaska Electric & Maintenance (Camp installation/construction services)
- Alaska Diesel Electric (Camp power systems)
- Alaska Satellite Internet, Arcticom, Northern Associates Inc. (Communication systems)
- Andrew Airways, Glenn Air, Desert Air, Ryan Air, SnowCat Services of Alaska (Camp Logistics Support)
- Fairweather LLC (EMS/Medic Support)
- Soloy Helicopters (Operations air support)
- Skwentna Services (Various)
- Redhanded Productions (Video and photography)

Drilling

At our Alaskan operations, Nova's core drilling contractor Ruen Drilling has 18 instructors that are blue-card certified with the US Mine Safety and Health Administration (MSHA). They include project managers, health & safety representatives, drillers and drill support roles. Ruen Drilling promotes and fosters a strong safety culture and ensures its employees are adequately provided with the knowledge and skills to recognize and eliminate exposure to hazards involved with remote exploration drilling projects. Workplace safety is a continuing focus at Ruen Drilling which offers extensive annual training in MSHA and Occupational Safety and Health Administration (OSHA) compliance policies and procedures as well as multi-day training on remote wilderness survival, bear defense, first aid and CPR.

Data Security

Nova takes data security seriously and has put in place several measures to avoid cyber security breaches to ensure the integrity of the data that we handle. Maintaining a secure, clear and well-organized Dataroom is an essential component of any exploration company. Nova's Dataroom has a number of contributors, including Chief Geologist, Directors, independent QA/QC consultants, and Company Secretaries of the company. At all times, we maintain a live backup of our entire Dataroom, a process that is internet connected and updated daily. It is Nova management policy for individual email users to change their email address passwords every two months to ensure company information is kept secure.



Professional Associations

Alaska Miners Association

Nova is a member of the Alaska Miners Association (AMA), a non- profit corporation headquartered in Anchorage. The AMA's mission is to advocate for and promote responsible mineral development in Alaska and to monitor and respond to all legislative developments impacting the Alaskan mining sector.

Resource Development Council

Nova is a member of the Resource Development Council, a non-profit statewide trade association comprising individuals and companies from Alaska's fishing, forestry, mining, oil and gas, and tourism industries. RDC's purpose is to encourage a strong, diversified private sector in Alaska and expand the state's economic base through the responsible development of our natural resources. RDC provides forums for policy debate and analysis to help guide Alaska in these areas, as well as in land use, transportation, power development, international trade and economic development.

Alaska Support Industry Alliance

Nova is a sponsor for activities organized by the Alaska Support Industry Alliance, a non-profit corporation headquartered in Anchorage. The Alliance is made up of more than 500 members providing over 35,000 Alaskan jobs related to the oil, gas and mining industries. Their mission is to advocate for safe, environmentally responsible development of Alaska's oil, gas, and mineral resources for the benefit of all Alaskans.



Our All-Alaskan Air Support Team

Soloy Helicopters

Nova uses Soloy Helicopters to transport employees to and from our remote Alaskan mine site operations. To ensure the safety of our workforce in transit, Soloy has a fully-integrated health, safety and environment (HSE) program that operates within a safety management system (SMS) and is fully compliant with the US government's regulatory agency Occupational Safety and Health Administration (OSHA).

Soloy sets annual safety policies, goals and targets and ensures its staff are fully trained in safety including first aid/CPR training, hazard communication, annual orientation for all employees, fire extinguisher training, small spill response, human factors and hot refueling training. Pilots and mechanics also receive specific training in their respective disciplines.

All safety-related training is tracked within Soloy's Safety Directors Office with specific maintenance and pilot training kept by either the Director of Maintenance or the Chief Pilot. Soloy Helicopters has had no recordable injuries while working for Nova (TRIFR=0).

Andrews Airways

Nova uses Andrew Airways, based out of Willow in the Matanuska-Susitna Valley to transport employees and freight to and from the Nova Minerals base camp.

Desert Air Alaska

Nova uses Desert Air Alaska, based out of Anchorage, to transport cargo to and from the Nova Minerals base camp. Desert Air Alaska has been serving Alaska operations for over 20 years.

Ryan Air

Nova uses Alaska Bush carrier, Ryan Air, to supply air cargo to its remote camp and drilling sites in the upper Skwentna River Valley. Ryan Air has been operating in remote Alaska since 1953.


SOLOY
HELICOPTERS

Community Support

Nova and our leading employment partner, YKPS, are dedicated to developing the local workforce in rural Alaskan communities. Both Nova and YKPS endeavor to employ local talent in the regions in which we operate. As a liaison with local villages, YKPS provides a communication link between industry and village councils, native organizations and special interest groups.

Nova and YKPS work closely with rural Alaskans by providing talented, hard-working people with the resources to develop their skills while at the same time appreciating the value of local culture.

In terms of community relations, YKPS supports Alaska Resource Education www.akresource.org, the UAA Geological Department www.uaa.alaska.edu/geology and the Mt Sanford Tribal Consortium's culture camp at the historical Batzulnetas Culture Camp on the Copper River www.mstc.org.

Diversity and Inclusion

Nova is committed to encouraging gender and cultural diversity across our workforce. Where possible, we endeavor to employ local talent in the regions in which we operate and strive to achieve a gender mix across our operations. At our Estelle Gold Project, through YKPS, a portion of the employees are Native Alaskan, and we are proud to employ a gender-diverse team of geologists, geotechnicians, as well as camp staff.

Nova is a flexible employer and endeavors to support all our employees in returning to work after injury, personal leave and other significant events. We believe that a good employee is a happy and stable employee. We have a paid parental leave policy that allows our employees ample time to be parents and to tend to the needs of their children before and after giving birth.









Minimizing Our Footprint

Reducing Waste From Our Ore Sorting Operations Through XRT

Nova will use X Ray Transmission (XRT) ore sorting technology at our Alaskan mine site to lower the environmental footprint of our mineral processing operation enabling waste material to be stored in rock piles rather than in a wet tailings impoundment. This is achieved by sorting ore and separating out materials based on their specific atomic density. This allows a high purity level in sorted materials to be obtained. More efficiently sorting waste removes bottlenecks further down the mineral processing circuit with higher head grades resulting in improved leaching and flotation recoveries. XRT ore sorting technology is an effective way of improving downstream mineral processing operations and allows more throughput of valuable feed for downstream processes such as leaching, flotation or gravity concentration. It also affords significant CAPEX and OPEX savings by reducing the size of the plant and equipment required to undertake ore sorting and waste disposal processes.


STEINERT

Corporate Directory

Directors

Christopher Gerteisen
Louie Simens
Craig Bentley
Avi Geller
Richard Beazley
Dovi Berger

Company Secretary

Ian Pamensky

Registered Office and Domicile

Main Operations:
Whiskey Bravo Airstrip
Matanuska-Susitna Borough,
Alaska, USA
1150 S Colony Way Suite 3-440,
Palmer, AK 99645

Corporate:
Suite 5
242 Hawthorn Road
Caulfield VIC 3161 Australia
Telephone: +61 3 9537 1238
Internet: http://www.novaminerals.com.au

Legal Form

A public company limited by shares

Country of Incorporation

Australia

Share Registry

Automic Group
Level 5,
126 Phillip Street
Sydney NSW 2000 Australia

Auditors

RSM Australia Pty Ltd
RSM Australia Pty Ltd
Level 21, 55 Collins Street
Melbourne VIC 3000 Australia

ASX: NVA

NASDAQ: NVA

FRA: QM3

Bankers

Australia
- Westpac
- ANZ Bank

USA
- Northrim Bank
- Morgan Stanley

Sustainability Consultant
Axiom Environmental

NOVA MINERALS

Telephone: 1300 288 664
Email: https://www.automicgroup.com.au/contact-us/.

